UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 01-13921

BANKUNITED FINANCIAL CORPORATION

401(k) PROFIT SHARING PLAN

(Full title of the Plan)

BANKUNITED FINANCIAL CORPORATION

(Name of Issuer of the securities held pursuant to the Plan)

255 Alhambra Circle

Coral Gables, Florida 33134

(Address of the Issuer’s principal executive offices)

BankUnited 401(K) Profit Sharing Plan

Index

December 31, 2003 and 2002

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of

BankUnited 401(K) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of BankUnited 401(K) Profit Sharing Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

Miami, Florida

July 9, 2004

BankUnited 401(K) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments	$11,036,724	$6,566,202
Contributions receivable
Employer contribution	28,147	31,728
Participant contributions	7,476	39,350

Total contributions receivable	35,623	71,078

Cash	62,812	3,143

Net assets available for benefits	$11,135,159	$6,640,423

The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Investment income
Net appreciation in fair value of investments	$2,921,881
Dividends	98,975
Interest	6,638

Investment income	3,027,494

Contributions
Employer	725,200
Participant	1,343,036
Rollover	85,412

Contributions	2,153,648

Total additions	5,181,142

Deductions
Benefits paid to participants	643,726
Administrative expenses	42,680

Total deductions	686,406

Increase in net assets available for benefits	4,494,736

Net assets available for benefits
Beginning of year	6,640,423

End of year	$11,135,159

The accompanying notes are an integral part of these financial statements.

BankUnited 401(K) Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

The following description of the BankUnited 401(K) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is made available to all eligible, full-time employees of BankUnited, FSB, BankUnited Financial Corporation and BUFC Services, Incorporated (collectively, the “Company”) who have completed 6 months of service.

The Plan offers twelve Frank Russell Investment Company funds through Circle Trust Company as investment allocation options:

Equity I Fund	Fixed Income III Fund
Equity II Fund	International Fund
Select Value I Fund	Emerging Markets Fund
Equity Q Fund	Real Estate Securities Fund
Fixed Income I Fund	U.S. Government Money Market Fund
Short Term Bond Fund	Money Market Fund

The Plan also offers a Personal Choice Retirement Account through Schwab (“Schwab PCRA”) which allows the individual participant to invest in individual stocks, bonds and mutual funds; and a stock purchase election which allows individuals to purchase BankUnited Financial Corporation stock.

The Money Market Fund is used as an intermediate account where funds are placed until they are either distributed or invested, as needed.

The Company is the Plan Administrator. The Plan recordkeeper is the Ingham Group. Circle Trust Company is the Trustee of the Plan assets. Schwab is the Custodian of Plan assets in the Schwab PCRA.

Participant Accounts

Each participant’s account is credited with participant salary deferrals, any matching contributions by the employer, an allocation of earnings based upon the participant’s investment elections, and reduced for administrative expenses paid by the Plan, valued daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Employer Contributions

For each Plan year, the Company will contribute to the Plan an amount of matching contributions determined by the Company at its discretion. The Company may choose not to make matching contributions for a particular plan year. The Company may cap the amount of matching contributions at a certain dollar amount or percentage of compensation. The Company’s contributions to the Plan for the years ended December 31, 2003 and 2002 were equal to 75% of the first 6% of the base compensation that the participants contributed to the Plan and consisted of shares of Class A common stock of BankUnited Financial Corporation.

BankUnited 401(K) Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

Participant Contributions

Each participant may voluntarily contribute to the Plan up to a maximum of 15% of annual cash compensation. For the year ended December 31, 2003, participant contributions were subject to an overall annual limitation of $12,000. Participants age 50 or over were allowed to contribute an additional $2,000 in 2003.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in amounts contributed by the Company for the participant’s benefit is based on continuous years of service. However, if an active participant dies or becomes disabled prior to attaining the normal retirement age, the participant’s account becomes 100 percent vested. The vesting schedule for the participant’s share of the Company’s contribution is as follows:

Years of Service	Percentage Vested
1	0
2	25%
3	50%
4	75%
5 or more	100%

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. In 2003 and 2002, the loans bore interest at rates that range from 5.25 percent to 10.5 percent. These rates are based on comparable rates offered by other financial institutions for similar risk loans. Principal and interest on outstanding loans is repaid semi-monthly through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Withdrawals

Generally, vested Plan benefits not exceeding $5,000 are distributed to participants in a single lump sum payment after employment with the Company is terminated. If a terminated participant’s benefits exceed $5,000, the individual may elect to defer distribution until the age of 65 and may be paid in either a lump sum or installments. As further described in the Plan document, early withdrawals are generally limited to cases involving disability or financial hardship.

BankUnited 401(K) Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

Forfeitures

Forfeitures are created when participants terminate participation in the Plan before becoming fully vested in the employer’s contribution under the Plan and do not return to employment within 5 years. Forfeited nonvested accounts totaled $32,380 and $1,880 at December 31, 2003 and 2002, respectively. These accounts will be used to reduce future employer contributions. Also, in 2003, employer contributions were reduced by $131,543 from forfeited nonvested accounts.

Tax Status

The Internal Revenue Service has determined and informed the Company, by letter dated November 20, 1992, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

2.	Summary of Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in the preparation of the financial statements.

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

Plan investments are stated at fair value based upon quoted market prices of publicly traded investments. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year end. Participant loans are valued at amortized cost which approximates fair value.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits become payable to participants upon their election or separation from the Company as described above. Benefits are recorded when paid. There were no outstanding benefits payable to participants at December 31, 2003 and 2002.

Plan Administrative Expenses

In addition to fund administrative expenses paid by the Plan, certain additional administrative expenses are paid by the Company. Administrative expenses paid by the Company on behalf of the Plan totaled $21,840 for the year ended December 31, 2003.

BankUnited 401(K) Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

Net Appreciation (Depreciation) in Investment Value

The Plan’s net appreciation (depreciation) in investment value includes the unrealized appreciation (depreciation) in the fair value of investments and realized gains and losses on investments during the year. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investments are determined by the specific identification method.

Dividend and Interest Income

Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date. Such amounts are reinvested and become part of the Plan’s investment portfolio.

3.	Related Party Transactions

Certain plan investments are shares of BankUnited Financial Corporation Class A common stock. These transactions qualify as party-in-interest. In addition, at December 31, 2003 and 2002, the Plan had outstanding employer contribution receivables from the Company of $28,147 and $31,728, respectively.

4.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2003		2002
Equity I Fund, 26,768 and 20,587 shares, respectively	$724,086		$434,389
Equity Q Fund, 23,659 and 17,895 shares, respectively	750,943		442,004
Fixed Income I Fund, 17,546 shares	—		385,313
International Fund, 18,096 and 14,256 shares, respectively	599,507		348,836
BankUnited Financial Corporation Common Stock, 244,696 and 217,591 shares, respectively	6,310,710	*	3,520,622	*

During the year ended December 31, 2003, the Plan’s investments appreciated in value as follows:

Common stock	$2,192,660
Trust company funds	20,573
Mutual funds	708,648

$2,921,881

*	$5,826,656 and $3,254,199 (225,927 and 201,125 shares, respectively) represent nonparticipant-directed investments at December 31, 2003 and 2002, respectively.

BankUnited 401(K) Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2003	2002
Net assets
BankUnited Financial Corporation common stock	$5,826,656	$3,254,199
Employer contribution receivable	28,147	31,728

	$5,854,803	$3,285,927

Year Ended December 31, 2003
Changes in net assets
Net appreciation in investment value	$2,012,685
Employer contributions	725,200
Benefits paid to participants	(169,009)

$2,568,876

6.	Subsequent Events

The Plan changed the Trustee to Reliance Trust Company and adopted a new plan document effective May 4, 2004. The Company has not yet received a determination letter for the new plan document. The Company believes that the provisions under the new plan document are in compliance with the applicable requirements of the IRC.

* * *

ADDITIONAL INFORMATION

BankUnited 401(K) Profit Sharing Plan Schedule of Assets Held December 31, 2003	Schedule I

(a)*	(b) Identity of Issue, Borrowers, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Fair Value
	Frank Russell Equity I Fund	Shares of registered investment company		$724,086
	Frank Russell Equity II Fund	Shares of registered investment company		432,227
	Frank Russell Emerging Markets Fund	Shares of registered investment company		218,565
	Frank Russell Equity Q Fund	Shares of registered investment company		750,943
	Frank Russell Fixed Income I Fund	Shares of registered investment company		464,058
	Frank Russell Short Term Bond Fund	Shares of registered investment company		206,673
	Frank Russell Fixed Income III Fund	Shares of registered investment company		396,165
	Frank Russell U.S. Government Money Market Fund	Shares of registered investment company		254,700
	Frank Russell International Fund	Shares of registered investment company		599,507
	Frank Russell Money Market Fund	Shares of registered investment company		6,750
	Frank Russell Real Estate Securities Fund	Shares of registered investment company		277,355
	Frank Russell Select Value I Fund	Shares of registered investment company		120,516

*	BankUnited Financial Corporation Common Stock	Shares of common stock	3,145,984	6,310,710

	Schwab PCRA
	American Century 20th Ultra	Shares of registered investment company		1,894
	FBR Small Cap Financial	Shares of registered investment company		2,444
	Strong Div Inc. Fd	Shares of registered investment company		1,305
	General Electric Company	Shares of common stock		10,688
	Agere Systems Inc A	Shares of common stock		18
	Agere Systems Inc B	Shares of common stock		458
	American Century Sm Cap Val Inv	Shares of registered investment company		2,619
	American Intl Group Inc	Shares of common stock		8,285
	Budget Group Inc A	Shares of common stock		8
	Citizens Global Equity	Shares of registered investment company		556
	Domini Social Bond	Shares of registered investment company		1,929
	Interland, Inc.	Shares of common stock		65
	JDS Uniphase Corporation	Shares of common stock		365
	Lucent Technologies Inc	Shares of common stock		1,704
	Nortel Networks Corp	Shares of common stock		1,904
	Oracle Corporation	Shares of common stock		1,320
	PIMCO RCM Biotech N	Shares of registered investment company		1,121
	Sun Microsystems Inc	Shares of common stock		449
	T Rowe Price Media & Telecom	Shares of registered investment company		1,964
	Internet Capital Group	Shares of common stock		1,380
	Ariel Appreciation Fd	Shares of registered investment company		1,070
	Citizens Small Cap Growth Fd	Shares of registered investment company		1,625
	Green Point Financial Corp	Shares of common stock		10,596
	Pfizer, Inc.	Shares of common stock		8,833
	Third Avenue Value	Shares of registered investment company		5,348
	Yacktman Focused	Shares of registered investment company		5,568
	Schwab M Mkt	Shares of registered investment company		39,309
*	Participant Loans	Various maturities, interest rates ranging
		between 5.25% to 10.50%
				161,644

				$11,036,724

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments

BankUnited 401(K) Profit Sharing Plan Schedule of Reportable Transactions* Year Ended December 31, 2003	Schedule II

	Purchases		Sales
Description of Assets	Number of Purchases	Purchase Price	Number of Sales	Selling Price	Realized Gain
BankUnited stock - common	36,488	$727,225	—	$—	$—

Notes:

*	Transactions, or series of transactions, in excess of 5 percent of the current value of Plan’s assets as of December 31, 2002 as defined in section 2520.103-6(b) of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The Plan

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BankUnited Financial Corporation	Plan Administrator	July 12, 2004

By:	/s/ Humberto L. Lopez
Humberto L. Lopez
Senior Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Document
23.1	Consent of PricewaterhouseCoopers LLP.